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            OPfq
 FORM 4
                                             U.S. SECURITIES AND EXCHANGE COMMISSION
[ ] Check this box if no longer                     WASHINGTON, D.C. 20549
    subject to Section 16. Form
    4 or Form 5 obligations may            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    continue. See Instruction 1(b).

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*|2. Issuer Name and Ticker or Trading Symbol       |   6. Relationship of Reporting Person
                                        |                                                  |      to Issuer (Check all applicable)
COMVEST CAPITAL PARTNERS, LLC           |U.S. WIRELESS DATA, INC. (NASD OTCBB: USWDA)      |     __X__ Director  __X__ 10% Owner
-------------------------------------------------------------------------------------------|     _____ Officer (give title below)
(Last)        (First)       (Middle)    | 3. IRS or Social       |  4. Statement for       |     _____ Other (specify below)
                                        |    Security Number     |     Month/Year          |
830 THIRD AVENUE                        |    of Reporting        |     September 2000      |
----------------------------------------|    Person (Voluntary)  |-------------------------|      Michael S. Falk is a director.
               (Street)                 |                        |  5. If Amendment,       |      --------------------------------
                                        |                        |     Date of Original    |----------------------------------------
NEW YORK, NEW YORK 10022                | 13-4068973             |     (Month/Year)        |   7. Individual or Joint/Group Filing
                                        |                        |                         |      (Check Applicable Line)
                                        |                        |                         |       ___ Form filed by One Reporting
                                        |                        |                         |           Person
                                        |                        |                         |       _X_ Form filed by More than One
                                        |                        |                         |           Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
(City)          (State)          (Zip)  |     TABLE I   NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                    |2. Transaction| 3. Transaction| 4. Securities Acquired   | 5. Amount of| 6. Owner| 7.Nature
   (Instr. 3)                           |  Date        |   Code        |    (A) or Disposed of    | Securities  |  -ship  | of
                                        |(Month/Day/   |   (Instr. 8)  |    (D) (Instr. 3, 4 and  | Beneficially| Form:   | Indirect
                                        |  Year)       |               |    5)                    | Owned at End| Direct  | Bene-
                                        |              |               |                          | of Month    | (D) or  | ficial
                                        |              |---------------|--------------------------| (Instr. 3   | Indirect| Owner-
                                        |              |  Code |   V   | Amount   | (A)  |  Price |   and 4)    | (I)     | ship
                                        |              |       |       |          |  or  |        |             |(Instr.4)|(Instr.4)
                                        |              |       |       |          | (D)  |        |             |         |
----------------------------------------|--------------|-------|-------|----------|------|--------|-------------|---------|---------
Common Stock (1)                        |   09/14/00   |   J   |       |5,034,563 |   A  |$.01    |  12,954,563 |    D    |
----------------------------------------|--------------|-------|-------|----------|------|--------|-------------|---------|---------
                                        |              |       |       |          |      |        |             |         |
----------------------------------------|--------------|-------|-------|----------|------|--------|-------------|---------|---------
                                        |              |       |       |          |      |        |             |         |
----------------------------------------|--------------|-------|-------|----------|------|--------|-------------|---------|---------
                                        |              |       |       |          |      |        |             |         |
----------------------------------------|--------------|-------|-------|----------|------|--------|-------------|---------|---------
                                        |              |       |       |          |      |        |             |         |
----------------------------------------|--------------|-------|-------|----------|------|--------|-------------|---------|---------
                                        |              |       |       |          |      |        |             |         |
----------------------------------------|--------------|-------|-------|----------|------|--------|-------------|---------|---------
                                        |              |       |       |          |      |        |             |         |
----------------------------------------|--------------|-------|-------|----------|------|--------|-------------|---------|---------
                                        |              |       |       |          |      |        |             |         |
----------------------------------------|--------------|-------|-------|----------|------|--------|-------------|---------|---------
Reminder: Report on a separate line for  ach class of securities beneficially owned directly or indirectly.                   (Over)
                                                                                                                            SEC 1474

-----------------

* 1 If the form is filed by more than one reporting person, see Instruction
4(b)(v).

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                                                                     Page 2 of 4

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
FORM 4 (CONTINUED)       TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security| 2. Conversion| 3. Transaction| 4. Transaction| 5. Number of | 6. Date Exer-    | 7. Title and
  (Instr. 3)                   | or Exercise  | Date          |   Code        | Derivative   | cisable and      | Amount of
                               | Price of     |  (Month/Day/  |  (Instr. 8)   | Securities   | Expiration Date  | Underlying
                               | Derivative   |    Year)      |               | Acquired (A) | (Month/Day/Year) | Securities (Instr.
                               | Security     |               |               | or Disposed  |                  | 3 and 4)
                               |              |               |               | of (D)       |--------------------------------------
                               |              |               |               | (Instr. 3,   | Date    | Expir- |        | Amount or
                               |              |               |               |  4 and 5)    | Exer-   | ation  |  Title | Number of
                               |              |               |---------------|--------------| cisable | Date   |        | Shares
                               |              |               | Code  |   V   |   (A)   | (D)|         |        |        |
------------------------------------------------------------------------------------------------------------------------------------
Warrants to Purchase Common    | $1.50 per    |               |       |       |         |    |         |        | Common |
Stock (2)                      | share        |      (3)      |  J    |       |5,523,818|    | immed   |03/28/07| Stock  | 5,523,818
-------------------------------|--------------|---------------|-------|-------|---------|----|---------|--------|--------|----------
Warrants to Purchase Common    | $1.50 per    |               |       |       |         |    |         |        | Common |
Stock (5)                      | share        |      (3)      |  J    |       |2,560,984|    | immed   |03/28/07| Stock  | 2,560,984
-------------------------------|--------------|---------------|-------|-------|---------|----|---------|--------|--------|----------
Warrants to Purchase Common    | $1.50 per    |               |       |       |         |    |         |        | Common |
Stock (7)                      | share        |      (3)      |  J    |       |   50,000|    | immed   |03/18/07| Stock  |    50,000
-------------------------------|--------------|---------------|-------|-------|---------|----|---------|--------|--------|----------
                               | $1.50 per    |               |       |       |         |    |         |        | Common |
Series C Preferred Stock (7)   | share        |      (3)      |  J    |       |   30,000|    | immed   |n/a     | Stock  |   200,000
-------------------------------|--------------|---------------|-------|-------|---------|----|---------|--------|--------|----------
                               |              |               |       |       |         |    |         |        |        |
-------------------------------|--------------|---------------|-------|-------|---------|----|---------|--------|--------|----------
 8. Price of  | 9. Number of   |  10. Ownership    | 11. Nature of |
   Derivative |   Derivative   |     Form of       |    Indirect   |
   Security   |   Securities   |     Derivative    |    Beneficial |
   (Instr. 5) |   Beneficially |     Security;     |    Ownership  |
              |   Owned at End |     Direct (D) or |    (Instr. 4) |
              |   of Month     |     Indirect (I)  |               |
              |   (Instr. 4)   |     (Instr. 4)    |               |
-------------------------------------------------------------------|
              |                |                   |               |
(3)           |   5,523,818    |I                  |(4)            |
--------------|----------------|-------------------|---------------|
              |                |                   |               |
(3)           |   2,560,984    |I                  |(6)            |
--------------|----------------|-------------------|---------------|
              |                |                   |               |
(3)           |      50,000    |I                  |(6)            |
--------------|----------------|-------------------|---------------|
              |                |                   |               |
(3)           |      30,000    |I                  |(6)            |
--------------|----------------|-------------------|---------------|
              |                |                   |               |
              |                |                   |               |
--------------|----------------|-------------------|---------------|

Explanation of Responses:

See Attached

                                                                                 COMVEST CAPITAL PARTNERS LLC


                                                                              /s/ Michael S. Falk              September 15, 2000
                                                                      ------------------------------------     ------------------
                                                                         *Signature of Reporting Person               Date
                                                                            Michael S. Falk, Manager


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                        SEC 1474
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                                   FOOTNOTES                        Page 3 of 4
                                   ---------

(1) These shares are owned directly by ComVest Capital Partners LLC ("ComVest"). Michael S. Falk ("Falk") is a manager and the principal member of ComVest. Falk disclaims beneficial ownership of the shares held by ComVest other than that portion which corresponds with his membership interest in ComVest. These shares were acquired by the exercise of warrants previously issued to ComVest, which warrants, prior to September 8, 2000, could not be exercised because the Issuer had not authorized a sufficient number of shares of Common Stock prior to such time.

(2) These Warrants are "Agents Warrants" as defined in note 3 below.

(3) The Issuer issued "Units" in a private placement which closed on May 31, 2000 (the "Private Placement"). Each Unit was sold for a purchase price of $100,000 per Unit. Each Unit consisted of 10,000 shares of Series C Preferred Stock (each such share being convertible into 6.67 shares of Common Stock) and warrants to purchase 16,666 shares of Common Stock at an exercise price of $1.50 per share. In consideration of services performed in connection with the Private Placement, Commonwealth Associates, L.P. ("Commonwealth;" see note 4 below) was issued Warrants to purchase Units at an exercise price of $100,000 per Unit. These Warrants were subsequently amended so that they are now exercisable for the shares of Common Stock underlying such Units, at a price of $1.50 per share of Common Stock (as so amended, the "Agents Warrants"). Certain of the Agents Warrants were distributed by Commonwealth to Falk. The Agents Warrants could not be converted into Common Stock prior to September 8, 2000 because the Issuer had not authorized a sufficient number of shares of Common Stock prior to such time.

(4) These Agents Warrants are owned directly by Commonwealth. Falk is the principal limited partner of Commonwealth, and is a director, the Chairman and the principal shareholder of Commonwealth Associates Management Corp. ("CAMC"), the general partner of Commonwealth. Falk disclaims beneficial ownership of the securities held by Commonwealth other than that portion which corresponds with his equity ownership in Commonwealth.

(5) These are Agents Warrants that were distributed by Commonwealth to Falk.

(6) These shares and warrants are owned by Falk, either directly or through an IRA account for his benefit.

(7) These shares and warrants were purchased as components of the Units issued in the Private Placement. These shares and warrants could not be converted into Common Stock prior to September 8, 2000 because the Issuer had not authorized a sufficient number of shares of Common Stock prior to such time.

                   JOINT FILER INFORMATION AND AUTHORIZATION        Page 4 of 4
                   -----------------------------------------


Name:                      Commonwealth Associates L.P.
                           830 Third Avenue
                           New York, New York 10022

Designated Filer:          ComVest Capital Partners LLC

Issuer & Ticker Symbol:    U. S. Wireless Data, Inc. (USWDA)

Statement Month/Year:      September 2000

Signature:                 By: Commonwealth Associates Management Corp.,
                           its General Partner


                           By:     /s/ Joseph Wynne
                               ------------------------------------------------
                                   Joseph Wynne, Chief Financial Officer


Name:                      Commonwealth Associates Management Corp.
                           830 Third Avenue
                           New York, New York 10022

Designated Filer:          ComVest Capital Partners LLC

Issuer & Ticker Symbol:    U. S. Wireless Data, Inc. (USWDA)

Statement Month/Year:      September 2000


Signature:                 By:     /s/ Joseph Wynne
                               ------------------------------------------------
                                     Joseph Wynne, Chief Financial Officer


Name:                      Michael S. Falk
                           830 Third Avenue
                           New York, New York 10022

Designated Filer:          ComVest Capital Partners LLC

Issuer & Ticker Symbol:    U. S. Wireless Data, Inc. (USWDA)

Statement Month/Year:      September 2000


Signature:                        /s/ Michael S. Falk
                           ----------------------------------------------------
                                    Michael S. Falk